EXHIBIT 4.4
FIRST AMENDMENT
TO
GATX CORPORATION
HOURLY EMPLOYEES RETIREMENT
SAVINGS PLAN
     By virtue and in exercise of the amending authority reserved to GATX Corporation by the provisions of subsection 13.1 of GATX Corporation Hourly Employees Retirement Savings Plan (the “Plan”), and pursuant to the authority delegated to the undersigned, the Plan is hereby amended, effective as of January 1, 1999, by adding the following sentence to the Plan to follow immediately after the last sentence of Section 11.6 thereof:
     “Effective as of January 1, 1999, the term ‘eligible rollover distribution’ excludes hardship distributions as described in section 401(k)(2)(B)(i)(IV) of the Code.”
     WITNESS WHEREOF, the undersigned has executed this amendment this 23 day of December, 2002.

By:	/s/ R. Ciancio

Its:	Vice President, General Counsel and Secretary